(d)(2)(iii)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Annual Sub-Advisory Fee
(as a percentage of average daily
Series	assets allocated to the Sub-Adviser)

Voya Global Bond Fund	0.1800%

Voya Global High Dividend Low	0.2300%
Volatility Fund

Voya Multi-Manager Emerging	[REDACTED]
Markets Equity Fund

Voya Multi-Manager International	[REDACTED]
Equity Fund

Voya VACS Series EME Fund	[REDACTED]